EXHIBIT 99.9

CONSENT OF DMITRY TOLSTOV

CONSENT OF AUTHOR / EXPERT

I hereby consent to:

1.	the use of my name, Dmitry Tolstov, and reference to my name and the technical report entitled “Fortuna Silver Mines Inc.: Lindero Mine and Arizaro Project, Salta Province, Argentina” dated effective December 31, 2022 (the “Lindero and Arizaro Report”) evaluating the Lindero Property of Fortuna Silver Mines Inc. (the “Company”), and the information contained in the Lindero and Arizaro Report described or incorporated by reference in the Company’s Annual Report on Form 40-F for the year ended December 31, 2022 filed with the United States Securities and Exchange Commission;

Dated: March 30, 2023

“Dmitry Tolstov”

Dmitry Tolstov, MMSA (QP)